[redacted]
SECURI MISSION

06006169

A. T

FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-38485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
United Planners' Financial Services of America, A limited partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 East Doubletree Ranch Road, Suite 120
(No. and Street)

Scottsdale	Arizona	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Baker — (480) 991-0225
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2901 N. Central Avenue, Suite 1200	Phoenix	Arizona	85012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael A. Baker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A limited partnership, as of and for the year ended December 31, 2005, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

OFFICIAL SEAL
DIXIE MILLER
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires April 11, 2008

Signature

Vice President/Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

(x) ( ) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Partners' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors.
(x) ( ) Notes to Financial Statements.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
(x) (1) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).

United Planners' Financial Services of America, A Limited Partnership

SEC I.D. No. 8-38485

Financial Statements as of and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, Supplemental Report on Internal Control, and Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
Suite 1200
2901 N. Central Avenue
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

United Planners' Financial Services of America,
A limited partnership
Scottsdale, Arizona

We have audited the following financial statements of United Planners' Financial Services of America, A limited partnership (the "Partnership") as of December 31, 2005, and for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Partnership amended its partnership agreement in 2005. As a result of the amendment, its limited partners' capital is not mandatorily redeemable. Therefore, the Partnership reclassified the liability to partners' capital.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Partnership as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Partnership's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2006

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005

ASSETS	
CASH AND CASH EQUIVALENTS	$4,369,422
COMMISSIONS RECEIVABLE	1,061,267
COMMISSIONS RECEIVABLE FROM AFFILIATE	69,275
PROPERTY—Net	286,139
SECURITY DEPOSITS	100,000
OTHER ASSETS	585,059
TOTAL	$6,471,162
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES:	
Commissions payable and other liabilities	$3,409,636
Due to affiliate—net	210,261
Total liabilities	3,619,897
COMMITMENTS AND CONTINGENCIES (Note 10)	
SUBORDINATED LOAN PAYABLE TO AFFILIATE	200,000
PARTNERS' CAPITAL:	
General partner	1,352,554
Limited partners	1,298,711
Total partners' capital	2,651,265
TOTAL	$6,471,162

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions and income from principal transactions	$32,616,889
Investment income	251,713
Other income	1,081,685
Total revenues	33,950,287
OPERATING EXPENSES:	
Commissions	28,069,682
Employee compensation and benefits	3,310,949
Rent	370,004
Office	244,335
Ticket charges	236,920
Advertising and sales	235,077
General and administrative	115,288
Professional services	154,756
Interest	85,579
Depreciation and amortization	81,993
Other	227,477
Total operating expenses	33,132,060
NET INCOME	$ 818,227

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP

SEC I.D. No. 8-38485

STATEMENT OF CHANGES IN PARTNERS' CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2005

	General Partner's Capital	Limited Partners' Capital	Total
BALANCE—January 1, 2005	$1,069,565	$ -	$1,069,565
Reclassification of liability to limited partners' capital (Note 2)		1,101,799	1,101,799
Distributions	(93,500)	(244,826)	(338,326)
Net income—preferred return	42,782	33,875	76,657
Net income—residual allocation	333,707	407,863	741,570
BALANCE—December 31, 2005	$1,352,554	$1,298,711	$2,651,265

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 818,227
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	81,993
Changes in assets and liabilities:	
Commissions receivable	164,704
Security deposits	20,000
Other assets	80,948
Commissions payable and other liabilities	396,016
Due to affiliate—net	14,802
Net cash provided by operating activities	1,576,690
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property	(56,204)
Payments received on notes to representatives	47,685
Net cash used in investing activities	(8,519)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payment of subordinated loans payable to affiliate	(750,000)
Partners' capital distributions	(338,326)
Net cash used in financing activities	(1,088,326)
NET INCREASE IN CASH AND CASH EQUIVALENTS	479,845
CASH AND CASH EQUIVALENTS—Beginning of year	3,889,577
CASH AND CASH EQUIVALENTS—End of year	$ 4,369,422
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for interest	$ 85,196

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2005

Subordinated loans—January 1, 2005	$ 950,000
Payment of subordinated loan	(750,000)
Subordinated loan—December 31, 2005	$ 200,000

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF OPERATIONS

United Planners' Financial Services of America, A limited partnership (the "Partnership"), a securities broker-dealer licensed in all states, is subject to regulation under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Partnership was formed on August 21, 1987. The general partner of the Partnership is United Planners' Group, Inc. ("UPG"), an Arizona Corporation. UPG is a wholly owned indirect subsidiary of Pacific Life Insurance Company ("Pacific Life"). UPG's immediate parent is Pacific Select Distributors, Inc. ("PSD"). See Note 11 for discussion of change in ownership effective January 1, 2006.

The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company, or limited partnership. The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or the net trading profits after clearing fees on principal transactions. The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940. The Partnership's sales representatives are independent contractors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Partnership prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Commissions Receivable and Commissions Payable—Commissions receivable primarily represent commissions due to the Partnership from the sale of financial products. Commissions payable represent amounts due to the Partnership's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments—The carrying amount of commissions receivable, commissions payable and other liabilities, and amounts due to affiliate approximates fair value due to the short maturity of those instruments.

Property—Property is recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from three to eight years.

Security Deposits—Security deposits represent deposits maintained with clearing broker-dealers in connection with the use of their services.

Other Assets—Notes receivable are included in other assets and are carried at the lower of their carrying value or fair value. The carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

In 2005, the Partnership sold the shares of stock in Pacific Exchange Holdings for $148,320 and recognized a gain of $130,820, which is included in investment income.

Partner Withdrawal or Termination—In 2005, the Partnership amended its agreement so that a limited partner's interest is not mandatorily redeemable upon withdrawal or termination. Subsequent to the amendment, if a limited partner withdraws or is terminated, the Partnership may, at the discretion of the general partner, acquire the interest at 80% of the limited partner's capital account unless the withdrawal is by reason of retirement, death, or disability whereby the interest may, at the discretion of the general partner, be acquired at 100% of the limited partner's capital account. The general partner has the right to suspend all or part of any distribution if the distribution would result in reducing the Partnership's regulatory net capital below the required net capital. As the limited partners' capital is no longer mandatorily redeemable, the Partnership has recorded the limited partners' capital as partners' capital.

Commissions and Income from Principal Transactions—The Partnership, as an introducing broker-dealer, records commission and income from principal transactions on a trade-date basis. Fees paid to the clearing broker-dealer, such as ticket charges, are recorded as expenses. In addition, the Partnership, as selling agent for various limited partnership offerings, insurance companies, and mutual funds, records commission income when earned as specified under the participating agreements. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber.

Income Taxes—The taxable income (loss) of the Partnership is allocated to the partners; accordingly, no charge or benefit for income taxes is included in the Partnership's financial statements.

Allocation of Profits and Losses and Cash Distributions—As detailed in the limited partnership agreement, allocable profits and losses (as defined in the agreement) shall be allocated in a ratio of 45% to the general partner and 55% to the limited partners. Limited partners and general partners are to receive a minimum of 25% and 50%, respectively, of any allocation in cash. Losses incurred prior to December 31, 1993, were allocated 100% to the general partner. Subsequent to December 31, 2003, whenever the allocation of any loss would result in reducing the capital account balance of any limited partner below zero, such allocation, to the extent it would produce a negative capital account, shall be reallocated to, and reduce the capital account balance of the general partner.

The limited partnership agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the discretion of the general partner. For the year ended December 31, 2005, the Preferred Return was $76,657.

Comprehensive Income—There are no differences between comprehensive income and net income on the accompanying statements of income.

Securities Transactions—Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PROPERTY

Property at December 31, 2005, comprises the following:

Equipment	$ 416,292
Furniture	247,147
Computer software	49,649
Total	713,088
Less accumulated depreciation and amortization	426,949
Property—net	$ 286,139

4. NOTES RECEIVABLE

Included in other assets are two notes receivable with balances totaling $121,999 at December 31, 2005, that the Partnership has issued to certain of its representatives. One note receivable, with a balance of $117,740 at December 31, 2005, bears interest at the prime rate plus 2.0% (9.25% at December 31, 2005), requires monthly payments of $4,138, adjusted on a quarterly basis for changes in the prime rate, and matures in September 2008. The other note receivable, with a balance of $4,259 at December 31, 2005, bears interest at a fixed rate of 8.0%, requires monthly payments of $868, and matures in May 2006.

5. EMPLOYEE BENEFIT PLANS

The Partnership participates in a 401(k) defined contribution plan (the "Contribution Plan") that substantially covers all employees and is provided by Pacific Life. Generally, employees (participants) who have one month of continuous employment are eligible to participate in the Contribution Plan. Matching contributions are made in the form of common stock of Pacific LifeCorp, Pacific Life's parent, through an Employee Stock Ownership Plan of the Contribution Plan and will not exceed 75% of the first 6% of the participant's before-tax contributions up to the Internal Revenue Service's maximum allowable amount. The Partnership contributed $163,525 to the Contribution Plan for the year ended December 31, 2005.

The Partnership's employees and officers are eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. During the year ended December 31, 2005, the Partnership's contribution to the Pension Plan was $27,397.

Certain employees of the Partnership are eligible to participate in a deferred compensation plan (the "DC Plan") provided by the Partnership. This plan permits certain employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. The primary expense, other than compensation related to this plan, is the interest of the deferred compensation. Deferred compensation in the amount of $1,319,146 as of December 31, 2005, is included in commissions payable and other liabilities. Payment of the DC Plan liability is guaranteed by PSD in the event the Partnership is not able to fulfill its obligations under the DC Plan.

6. COMMISSIONS PAYABLE AND OTHER LIABILITIES

Commissions payable and other liabilities at December 31, 2005, comprise the following:

Commissions payable	$ 1,444,181
Deferred compensation liability	1,319,146
Other accrued liabilities	450,648
Accounts payable	195,661
Commissions payable and other liabilities	$ 3,409,636

7. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital is calculated as total partners' capital plus subordinated liabilities, less nonallowable assets and applicable haircuts. At December 31, 2005, the Partnership had regulatory net capital of $1,903,110, which was $1,661,784 in excess of its required net capital of $241,326. At December 31, 2005, the Partnership's aggregate indebtedness was 1.90 times its net capital.

8. RESERVE REQUIREMENT

Rule 15c3-3 (the "Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

9. RELATED-PARTY TRANSACTIONS

Related-party balances as of December 31, 2005, are as follows:

Commissions receivable from affiliate (Pacific Life)	$ 69,275
Due to Pacific Life	$260,261
Due from Pacific Life	(50,000)
Due to affiliate—net	$210,261
Subordinated loan payable to affiliate	$200,000

Pacific Life and PSD pay certain expenses on the Partnership's behalf. At December 31, 2005, the balance due to affiliate for reimbursement of such expenses was $260,261. For the year ended December 31, 2005, total reimbursements were $3,570,740 and are included in operating expenses.

Commissions totaling $3,554,281 for the year ended December 31, 2005, were earned through sales of Pacific Life products.

The Partnership also receives product allowances from Pacific Life for selling its variable life products. Such product allowances were $39,177 for the year ended December 31, 2005.

The Partnership also receives sponsorship fees from Pacific Life to cover the expenses that the Partnership incurs for planning and organizing business and educational conferences and other marketing activities. The total sponsorship fees received by the Partnership from Pacific Life totaled $144,650 for the year ended December 31, 2005. The balance due from affiliates for sponsorship fees totaled $50,000 at December 31, 2005.

The Partnership borrowed $200,000 during 2003 from PSD under a subordinated loan agreement. The subordinated loan bears interest at prime plus 2.0% (9.25% at December 31, 2005). The amount becomes due on September 1, 2008. In 2005, the Partnership paid back a subordinated loan of $750,000 that had been borrowed from PSD in 2004. The subordinated loan is included in net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

10. COMMITMENTS AND CONTINGENCIES

Litigation—The Partnership is a defendant in lawsuits arising in the normal course of business. It is the opinion of management that the amount of losses, if any, resulting from this litigation are not likely to be material to the financial position or results of operations of the Partnership.

Financial Instruments with Off-Balance-Sheet Credit Risk—As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully-disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Partnership's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Partnership and its clearing agents provide that the Partnership is obligated to assume any exposure related to such nonperformance by the Partnership's customers. The Partnership monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis and seeks to control the aforementioned risks by requiring the registered representative to compensate the Partnership for nonperformance by the customer.

Operating Leases—The Partnership leases its office space under an operating lease agreement, which was amended during 2003 to include additional office space and expires on December 31, 2006. The Partnership also leases equipment under operating lease agreements that expire through June 2008. The Partnership's rent expense was $370,004 for the year ended December 31, 2005, under these agreements. The following are future minimum lease obligations on noncancelable operating leases:

2006	$340,619
2007	33,504
2008	12,264
Total	$386,387

The Partnership provides routine indemnifications relating to lease agreements. The estimated maximum potential amount of future payments under these obligations is not determinable due to the lack of a stated maximum liability for certain matters and, therefore, no related liability has been recorded. Management believes that judgments, if any, against the Partnership related to such matters are not likely to have a material impact on the Partnership's financial statements.

11. SUBSEQUENT EVENT

Effective January 1, 2006, Pacific Life formed a new wholly owned subsidiary, Pacific Select Group, LLC ("PSG"), a Delaware limited liability company, and contributed all entities and business activities relating to the ownership of PSD's subsidiaries to PSG. As a result, UPG became a wholly owned subsidiary of PSG as of January 1, 2006.

* * * * * *

SUPPLEMENTAL SCHEDULE

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

NET CAPITAL:	
Total partners' capital qualified for net capital	$ 2,651,265
Add liabilities subordinated to claims of general creditors	200,000
Total partners' capital qualified for net capital	2,851,265
Deductions—nonallowable assets:	
Property—net	(286,139)
Other assets	(585,059)
Total deductions	(871,198)
Less haircuts	(76,957)
NET CAPITAL	$ 1,903,110
AGGREGATE INDEBTEDNESS	$ 3,619,897
MINIMUM CAPITAL REQUIRED	$ 241,326
NET CAPITAL IN EXCESS OF MINIMUM CAPITAL REQUIRED	$ 1,661,784
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.90 to 1

Note: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Partnership's unaudited FOCUS report, Part IIA, Form X17a-5 as of December 31, 2005.

Deloitte.

Deloitte & Touche LLP
Suite 1200
2901 N. Central Avenue
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

United Planners' Financial Services of America,
A limited partnership
Scottsdale, Arizona

In planning and performing our audit of the financial statements of United Planners' Financial Services of America, A limited partnership (the "Partnership") as of December 31, 2005, and for the year then ended (on which we issued our report dated February 23, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2006